

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

David A. Jenkins
Chief Executive Officer
Catheter Precision, Inc.
1670 Highway 160 West, Suite 205
Fort Mill, SC 29708

   Re: Catheter Precision, Inc.
     Registration Statement on Form S-1
     Filed June 4, 2024
     File No. 333-279930

Dear David A. Jenkins:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Benjamin Richie at 202-551-7857 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and
         Services

cc: B. Joseph Alley, Jr., Esq.